UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 8, 2024
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms

20-F

and

6-K,

respectively.

UBS

AG’s

consolidated

financial

statements

are

prepared

in
accordance with IFRS Accounting Standards. SEC regulations require certain additional disclosures to be

included

in

registration

statements

relating

to

offerings

of

securities.

Certain

of

these

additional
disclosures follow herein,

and should

be read

in conjunction with

the annual

report on

Form 20-F

for
the year ended 31 December 2023 of UBS AG, filed with the SEC on March 28, 2024, as well as UBS
AG's first quarter 2024 report, submitted to

the SEC on Form 6-K on

May 7, 2024, UBS AG’s

second
quarter 2024

report, submitted

to the

SEC on

Form 6-K

on August

23, 2024,

and UBS

AG’s third quarter
2024 report, submitted to the SEC on Form 6-K on November 8, 2024.

Capitalization of UBS AG
The table

below presents

the consolidated

capitalization

of UBS

AG in

accordance

with IFRS

Accounting
Standards in US dollars, the presentation currency

of UBS AG.
As of
USD m 30.9.24 30.6.24
Debt:
Short-term debt issued
1

89,791

93,029
Long-term debt issued
2

244,149

244,477
of which: eligible as non-Basel III-compliant tier 2 capital instruments

289

536
Total debt issued
3

333,941

337,506
of which: Funding from UBS Group AG

117,954

116,581
Equity attributable to shareholders

96,943

93,392
Equity attributable to non-controlling interests

879

855
Total capitalization

431,763

431,753
1 Short-term debt issued consists of

debt issued (reflected on the balance

sheet lines Debt issued measured

at amortized cost and Debt

issued designated at fair value)

by UBS AG and its
subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of less than one year without considering any early redemption features.

2 Long-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS AG and

its subsidiaries and Funding from

UBS Group AG (measured at

amortized cost and designated at

fair value) with a

remaining contractual maturity of more

than one
year without considering any early redemption features.

3 As of 30 September 2024, 88% of the total debt issued was unsecured.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3

(Registration Numbers

333-263376 and 333-278934),

and into

each prospectus outstanding
under

the foregoing

registration statement,

(2) any

outstanding offering

circular or

similar document
issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of

UBS AG

that are
incorporated into its

registration statements

filed with the

SEC, and (3)

the base prospectus

of Corporate
Asset

Backed Corporation

(“CABCO”) dated

June 23,

2004 (Registration

Number 333-111572),

the
Form 8-K of CABCO filed

and dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus
Supplements

relating

to

the

CABCO Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Numbers

033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

November 8, 2024